

UN
SECURITIES ANL 12060734
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Fidelity Brokerage Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) Massachusetts (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lyons (401) 292-4160
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) NY (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FIDELITY BROKERAGE SERVICES LLC
(SEC I.D. No. 8-23292)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Report of Independent Auditors

To the Member of Fidelity Brokerage Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Brokerage Services LLC in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 17, 2012

FIDELITY BROKERAGE SERVICES LLC
AS OF DECEMBER 31, 2011
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

ASSETS		
Securities owned—at fair value	$	630,881
Securities received as collateral		595,167
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $414,135		156,248
Receivable from affiliates		24,425
Fees receivable		117,509
Other assets		40,540
Total Assets	$	1,564,770
LIABILITIES		
Obligation to return securities received as collateral	$	595,167
Payable to Ultimate Parent		300,748
Accrued expenses and other liabilities		226,007
Total Liabilities		1,121,922
COMMITMENTS AND CONTINGENCIES (Note D)		
MEMBER'S EQUITY		442,848
Total Liabilities and Member's Equity	$	1,564,770

The accompanying notes are an integral part of the statement of financial condition.

A. Organization:

Fidelity Brokerage Services LLC (the "Company") is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer. The principal business of the Company is to provide brokerage services to a retail customer base that effects transactions across a wide array of financial instruments. In the process of providing brokerage services and distributing various FMR products, the Company has significant transactions with various FMR affiliates. The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and therefore is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

B. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

The Company defines cash as cash on hand, demand deposits, and time deposits with maturities less than 60 days. The Company's policy is to invest excess cash into money market funds which are classified as securities owned in the statement of financial condition.

Collateralized Securities Transactions

In order to facilitate transactions between NFS and certain external customers, the Company enters into non-cash loan versus pledge securities transactions. In these transactions, the Company, as lender, records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower. These transactions are recorded at the amount of cash or collateral received. The Company monitors the market value of securities borrowed and loaned, with excess collateral returned, or additional collateral obtained, when deemed appropriate.

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value

B. Summary of Significant Accounting Policies, continued:

measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

Furniture, Office Equipment and Leasehold Improvements

Furniture, office equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on estimated useful lives as follows: furniture and office equipment, three to five years and leasehold improvements, the shorter of their useful lives or the remainder of the lease term. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and the operations are included in the federal and state income tax returns of FMR. Therefore, the Company has no income tax assets/liabilities.

Recent Accounting Pronouncements

Fair Value Measurements

In 2010, the Financial Accounting Standards Board (the "FASB") amended its standard on fair value measurements and disclosures to add new requirements for disclosures about significant transfers into and out of Levels 1 and 2 and gross presentation of activity within the Level 3 rollforward with separate disclosures about purchases, sales, issuances, and settlements. The amended standard also clarifies existing fair value disclosures about the level of disaggregation as well as inputs and valuation techniques used to measure fair value. The Company adopted this amended standard effective January 1, 2010, except for the gross presentation of the Level 3 rollforward, which the Company adopted effective January 1, 2011. Adoption of this amended standard did not have a material impact on the statement of financial condition.

In May 2011, the FASB issued amended guidance regarding fair value measurements and disclosures. Although the amended guidance is largely consistent with existing fair value measurement principles under GAAP, some of the amendments could change how the fair value measurement guidance is applied. In addition, the existing disclosure requirements for fair value measurements have been expanded. The

(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

amended guidance is effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this amended guidance to have a material impact on the statement of financial condition.

Repurchase Agreements

In April 2011, the FASB issued amended guidance that changes the criteria used to determine whether a repurchase agreement should be accounted for as a sale or a secured borrowing. The amended guidance is generally expected to lead to more conclusions that a repurchase agreement should be accounted for as a secured borrowing rather than a sale. The Company adopted this amended guidance prospectively for new transactions or existing transactions modified on or after December 15, 2011. The Company currently accounts for repurchase agreements as secured borrowings and therefore, the adoption of this standard did not have an impact on the statement of financial condition.

C. Securities Owned:

Securities owned-at fair value on the accompanying statement of financial condition at December 31, 2011 are as follows:

Money market funds	$ 511,630
Auction rate securities	119,251
	$ 630,881

The Company owns a portfolio of illiquid Auction Rate Securities ("ARS") that were acquired from retail customers in late 2008 pursuant to an offer by the Company to buy back such securities under certain conditions. The fair value of the ARS owned by the Company totaled $119,251 as of December 31, 2011, and is included in securities owned-at fair value on the accompanying statement of financial condition. These securities are reported as Level 3 assets and valued pursuant to the Company's policies described in Note E..

D. Commitments and Contingencies:

Leases

The Company occupies office space under noncancelable operating leases that expire over various terms. Many lease agreements contain renewal options and operating expense escalation clauses. Rent expense is recognized on a straight-line basis over the applicable lease term. Future minimum commitments under these leases are as follows:

2012	$ 53,169
2013	53,544
2014	50,414
2015	45,270
2016	38,846
Thereafter	80,996

(Dollars in thousands)

D. Commitments and Contingencies, continued:

Litigation

In the normal course of business, the Company has been named as a defendant in several legal actions, lawsuits and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and establishes reserves if a loss is probable and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the statement of financial condition.

Collateral

At December 31, 2011, in relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received and a related obligation to return this collateral with a fair value of $595,167.

E. Disclosure About Fair Value of Financial Investments:

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities received as collateral	$ 595,167	$ -	$ -	$ 595,167
Auction rate securities	-	-	119,251	119,251
Money market funds	511,630	-	-	511,630
Total Assets	$1,106,797	$ -	$119,251	$1,226,048
Liabilities:				
Obligation to return securities received as collateral	$ 595,167	$ -	$ -	$ 595,167

There were no significant transfers between Level 1 and Level 2 during the year ended December 31, 2011.

(Dollars in thousands)

E. Disclosure About Fair Value of Financial Investments, continued:

The following table presents additional information about Level 3 financial assets measured at fair value on a recurring basis at December 31, 2011:

	December 31, 2010 Balance	Net Income	Purchases, Issuances, (Sales and Settlements), Net	Transfers In(Out) of Level 3	December 31, 2011 Balance
Assets:					
Auction rate securities	126,788	2,425	(9,962)	-	119,251
Total Assets	$ 126,788	$ 2,425	$ (9,962)	$ -	$ 119,251

Level 3 assets consist of the portfolio of ARS as of December 31, 2011. In the absence of a ready market for these securities, the Company's determination of fair value consisted of an internally developed model utilizing the income approach with key inputs to the model including current credit rating, coupon and expected maturity of these securities. Other factors that impact valuation include, but not limited to, discount rates, credit spreads and liquidity. For certain distressed issuers within the portfolio of Auction Rate Securities, management was able to utilize available market condition examples such as comparable prices, maturities, discount rates, credit ratings or expected maturities to assess the recoverability of these issuers.

F. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of the Financial Industry Regulatory Authority, Inc. ("FINRA") and other principal exchanges of which it is licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2011, the Company had net capital of $103,329, which exceeded its minimum requirement by $103,079.

Proprietary accounts held at NFS ("PAIB assets") are considered allowable assets in the computation pursuant to a PAIB agreement between the Company and NFS which requires, among other requirements, for NFS to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(Dollars in thousands)

G. Transactions with Affiliated Companies:

Transactions with affiliated companies are settled with the Ultimate Parent, with the exception of transactions with NFS, which are settled directly. The receivable from NFS, which is included in the receivable from affiliates, was $22,979 at December 31, 2011 and is based on its clearing agreement. Also included in receivable from affiliates at December 31, 2011 is $1,446 related to allocated clearing and execution fees. The payable to FMR of $300,748 is included in payable to Ultimate Parent on the statement of financial condition.

Clearing services are provided to the Company under an agreement with NFS. Pursuant to the clearing agreement, NFS is entitled to certain fees for the execution, clearance and settlement of introduced customer securities transactions.

The Company entered into non-cash loan versus pledge securities transactions with NFS. The fair value of the collateral was $595,167 at December 31, 2011. This is presented as securities received as collateral with a corresponding obligation to return securities received as collateral on the statement of financial condition.

H. Employee Benefit Plans:

The Company participates in FMR's defined contribution profit-sharing plan covering substantially all employees. FMR contributes annually to the plan through a profit sharing contribution equal to a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the plan based on amounts contributed by employees to the plan during the year.

The Company participates in FMR's Retiree Health Reimbursement Plan, a health reimbursement arrangement covering eligible employees. Under the plan, eligible employees accrue a benefit based on an annual award, at FMR's discretion, subject to ten year cliff vesting.

The Company participates in various FMR share based compensatory plans and is assessed a compensation charge that is amortized over the period in which it is earned. The FMR share plans are accounted for as share appreciation rights and provide holders with participation in changes in FMR's Net Asset Value per share, as defined by FMR, over their respective terms. These plans are cash-settled at the end of their defined term or in the event employee participants are no longer eligible holders. The accumulated value of these plans, including certain additional cash bonuses on select plans, is amortized over the applicable vesting periods.

I. Concentration of Credit Risk:

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and pursuant to such guidelines requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

J. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2011, and through February 17, 2012 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized on the statement of financial condition as of December 31, 2011.